UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 23, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com Toll Free: 1-800-661-8851

For immediate release

METHANEX DELIVERS IMPROVED EARNINGS AND CASH GENERATION

April 21, 2004

Methanex Corporation recorded net income of US$46.8 million (US$0.39 per share) and generated EBITDA1 of US$93.4 million for the first quarter ended March 31, 2004. The first quarter 2004 results compare to income before unusual items (after-tax)1 of US$27.72 million (US$0.23 per share) and EBITDA of US$81.6 million for the fourth quarter 2003. After unusual items related to asset restructuring charges, the Company recorded a net loss in the fourth quarter 2003 of US$111.7 million (US$0.93 per share). In addition, the first quarter 2004 results compare to net income of US$74.0 million (US$0.59 per share) and EBITDA of US$123.8 million for the same period in 2003.

Bruce Aitken, President and COO of Methanex commented, “Methanol industry supply / demand fundamentals continue to produce a very favourable business environment for us. Our average realized price for the first quarter 2004 was US$220 per tonne compared with US$204 per tonne for the previous quarter and US$223 per tonne for the first quarter 2003. Currently, in the United States, the Methanex non-discounted reference price for April 2004 is US$249 per tonne (US$0.75 per gallon), consistent with strong pricing levels experienced throughout the first quarter 2004. In Europe, the second quarter contract transaction price increased by EURO 10 to settle at EURO 200, before discounts, or approximately US$242 per tonne (US$0.73 per gallon). The Methanex Asian Posted Contract Price for April is US$250 per tonne (US$0.75 per gallon) before discounts. Looking ahead, we are optimistic that current favourable methanol market conditions will continue as we expect that the impact of planned new capacity additions during 2004 is likely to be largely offset by further shut-downs of high cost North American production and increased demand.”

Mr. Aitken continued, “During the first quarter 2004 we repaid US$183 million of debt related to our 850,000 tonne per year Titan methanol facility in Trinidad. Reducing our debt levels in the current strong methanol price environment is consistent with our track record for financial prudence and our balanced approach in using excess cash. This transaction lowers our interest expense and provides us with improved operating flexibility as we further integrate this low cost production facility into our global supply chain. We continue to enjoy excellent financial strength and flexibility, with US$149 million of cash on hand at the end of the first quarter 2004 in addition to our undrawn US$250 million credit facility. We have the financial capacity to complete our capital maintenance spending program, fund the remaining equity contribution for the Atlas methanol facility in Trinidad, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol. In addition, we are committed to returning excess cash to shareholders.”

Mr. Aitken concluded, “We expect the 1.7 million tonne per year Atlas plant, in which we have a 63.1% interest, to commence production during Q2 2004. By early 2005, we expect to complete our 840,000 tonne per year Chile IV project. These new plants will further improve the quality of our earnings and enhance our ability to generate cash from our business.”

A conference call is scheduled for Thursday, April 22 at 11:00 am EDT (8:00 am PDT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 190523. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

[1]	EBITDA and income before unusual items (after-tax) are non-GAAP measures. For a description and reconciliation to the most comparable GAAP measures refer to “Additional Information — Supplemental Non-GAAP Measures” included in this Interim Report.

[2]	The 2003 financial results have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants related to asset retirement obligations and stock-based compensation. Further information is provided in note 1 of the consolidated financial statements for the three months ended March 31, 2004.

For further information, contact: Chris Cook Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

At March 31, 2004, the number of common shares outstanding was 122,096,242. Contact Information Methanex Investor Relations 1800 – 200 Burrard Street Vancouver, BC Canada V6C 3M1	Share Information
Methanex Corporation’s common
shares are listed for trading on the
Toronto Stock Exchange under the
symbol MX and on the Nasdaq
National Market under the symbol
MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com. E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

First Quarter Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This first quarter 2004 Management’s Discussion and Analysis should be read in conjunction with the 2003 annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2003 Annual Report. The Methanex 2003 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	2004	2003*

	Three months	Three months	Three months
	ended	ended	ended
($ millions, except where noted)	March 31	December 31	March 31

Sales volumes (thousands of tonnes)
Company produced	1,227	1,328	1,194
Purchased	535	399	311
Commission sales	—	—	199

	1,762	1,727	1,704
Average realized methanol price ($ per tonne)	$220	$204	$223
Net income (loss)	$46.8	$(111.7)	$74.0
Income before unusual items (after-tax)[1]	$46.8	$27.7	$74.0
Operating income	$73.3	$54.4	$100.7
Cash flows from operating activities[2]	$80.6	$63.3	$111.4
EBITDA[3]	$93.4	$81.6	$123.8
Basic net income (loss) per share	$0.39	$(0.93)	$0.59
Basic income before unusual items (after-tax) per share[1]	$0.39	$0.23	$0.59
Number of common shares outstanding (millions of shares)	122.1	120.0	126.5
Weighted average number of common shares outstanding (millions of shares)	121.2	119.7	125.9

*	The 2003 financial results have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants related to asset retirement obligations and stock-based compensation. Further information is provided in note 1 of the consolidated financial statements for the three months ended March 31, 2004.

[1]	Unusual items include items that are considered by management to be non-operational and/or non-recurring. Unusual items recorded during the fourth quarter of 2003 include the write-down of our Medicine Hat and New Zealand facilities and related costs. For a reconciliation of net income (loss) to income before unusual items (after-tax) and the basis for the calculation of basic income before unusual items (after-tax) per share, refer to “Additional Information — Supplemental Non-GAAP Measures”.

[2]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

[3]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measures”.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 1

Continued Strong Financial Results

For the first quarter ended March 31, 2004, we recorded net income and income before unusual items (after-tax) of $46.8 million ($0.39 per share) and EBITDA of $93.4 million. This compares to income before unusual items (after-tax) of $27.7 million ($0.23 per share) and EBITDA of $81.6 million for the fourth quarter ended December 31, 2003. Including the impact of unusual items related to the write-down of the Medicine Hat and New Zealand facilities, we recorded a net loss for the fourth quarter of 2003 of $111.7 million ($0.93 per share). For the first quarter ended March 31, 2003, we recorded net income and income before unusual items (after-tax) of $74.0 million ($0.59 per share) and EBITDA of $123.8 million.

EBITDA

The change in EBITDA resulted from:

	Q1-2004	Q1-2004
	compared with	compared with
($ millions)	Q4-2003	Q1-2003

Higher (lower) realized price of produced methanol	19	(5)
Higher cash cost	(8)	(29)
Higher (lower) sales volume of produced methanol	(8)	3
Higher margin on the sale of purchased methanol	9	1

Increase (decrease) in EBITDA	12	(30)

Higher (lower) realized price of produced methanol – Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also influenced by the cost structure of North American production that is determined primarily by prevailing natural gas prices.

Our average realized price for the first quarter of 2004 was $220 per tonne compared with $204 per tonne for the fourth quarter of 2003 and $223 per tonne for the first quarter of 2003. The change in average realized price for produced methanol increased EBITDA by $19 million in comparison with the fourth quarter of 2003 and decreased EBITDA by $5 million in comparison with the first quarter of 2003.

Higher cash cost – The most significant components of our cash costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers from our production facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas costs for our Chilean facility are adjusted primarily by a formula related to methanol prices on a twelve-month trailing average basis. In Trinidad, we purchase natural gas through a take-or-pay supply contract and prices are adjusted quarterly by a formula related to methanol prices. Natural gas in New Zealand is purchased through take-or-pay and other purchase contracts reflecting the current market price for natural gas.

Higher cash costs decreased EBITDA for the first quarter of 2004 by $8 million compared with the fourth quarter of 2003 relating primarily to higher natural gas costs. Our natural gas costs in New Zealand were higher, as a result of natural gas supply constraints, and this decreased EBITDA by $5 million. Also, higher natural gas costs for our Kitimat facility decreased EBITDA by $3 million.

For the first quarter of 2004, higher cash costs decreased EBITDA by $29 million compared with the same period in 2003. Higher natural gas costs in Chile, New Zealand and North America decreased EBITDA by $10 million, $8 million and $2 million, respectively. The price we pay for natural gas in Chile is adjusted primarily by a formula related to methanol prices on a twelve-month trailing average basis. Although the quarterly average methanol price is relatively comparable between periods, the weighted average price for the trailing twelve month period ended March 31, 2004 is higher than for the period to the end of March 31, 2003. As a consequence, the price we paid for natural gas in Chile for the first quarter of 2004 was higher. The price we paid for natural gas in New Zealand for the first quarter of 2004 was higher than 2003 due to natural gas supply constraints. The remaining increase of $9 million in cash costs for the first quarter of 2004 is primarily related to expenditures for planned and unplanned maintenance in Chile, New Zealand and Trinidad and an increase in fixed costs per tonne in New Zealand as a result of reduced production capability.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 2

Higher (lower) sales volume of produced methanol – Lower sales volumes of produced methanol for the first quarter of 2004 compared with the fourth quarter of 2003 decreased EBITDA by $8 million. For the first quarter of 2004 compared with the first quarter of 2003, higher sales volumes of produced methanol increased EBITDA by $3 million.

Higher margin on the sale of purchased methanol – We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. As a consequence, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated storage and handling costs of approximately $6 per tonne. For the first quarter of 2004 we incurred a loss of $3 million on the sale of 535,000 tonnes of purchased methanol compared with a loss of $12 million in the fourth quarter of 2003 and a loss of $4 million in the first quarter of 2003.

Depreciation and Amortization

Depreciation and amortization expense for the first quarter of 2004 was $20 million compared with $23 million for the same period in 2003 and $27 million for the fourth quarter of 2003. The decrease of $7 million in the first quarter of 2004 as compared to the fourth quarter of 2003 is primarily due to the lower carrying value of property, plant and equipment as a result of the write-down of our New Zealand and Medicine Hat facilities in the fourth quarter of 2003.

Interest Expense and Interest and Other Income

	Three months	Three months
	ended	ended
Interest expense ($ millions)	March 31, 2004	March 31, 2003

Interest expense before capitalized interest	$15	$11
Less: capitalized interest	(7)	(3)

Interest expense	$8	$8

Higher interest expense for the first quarter of 2004 relating primarily to the increased level of long-term debt in support of our new production capacity and capacity currently under construction in Trinidad and Chile was offset by higher levels of capitalized interest for plant and equipment under construction.

Interest and other income – Interest and other income for the first quarter of 2004 was $4 million compared with $4 million for the same period in 2003.

Income Taxes

The effective tax rate for the first quarter of 2004 was 33% compared with 24% for the same period in 2003. Due to the utilization of unrecorded tax benefits in New Zealand, income tax expense was not recorded for income earned in this jurisdiction during the first quarter of 2003 or 2004. As a result of reduced natural gas entitlements, lower production levels and higher natural gas costs in New Zealand, we earned a higher proportion of our first quarter 2004 earnings from product produced in Chile, where we record income taxes at a rate of 35%, and this has increased our effective tax rate.

Operating Performance

During the first quarter of 2004 we produced approximately 1.0 million tonnes at our Kitimat, Chile and Trinidad facilities, representing 93% of their combined capacity. We also produced 289,000 tonnes at our facilities in New Zealand. The first quarter of 2004 production for New Zealand compares with 158,000 tonnes for the fourth quarter of 2003 and 356,000 tonnes for the first quarter of 2003. Based on contracted natural gas and additional natural gas we believe we will contract, we expect 2004 production from our New Zealand facilities to be between 0.5 million tonnes and 1.0 million tonnes. There can be no assurance, however, that we will be able to secure additional natural gas on commercially acceptable terms.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 3

Supply/Demand Fundamentals

We continue to operate in an environment of strong methanol prices and favourable industry fundamentals. Stronger demand, combined with planned and unplanned plant outages has resulted in low global inventory levels, tight market conditions and higher methanol prices.

We expect that the 1.7 million tonne Atlas methanol plant, in which we have a 63.1% interest, will be the first increment of new supply this year. Atlas is expected to commence production during the second quarter and we will market 100% of its production. We estimate that the NPC facility in Iran will commence production during the second half of 2004. We believe that the impact of the planned new capacity additions in 2004 is likely to be largely offset by further shut-downs of high cost North American production and demand growth.

Under separate production rights agreements we are able to determine the level of production from Lyondell’s Channelview facility during 2004 and Terra Industries’ Beaumont facility until the end of 2008. These facilities have a combined annual production capacity of approximately 1.5 million tonnes. These arrangements provide our supply chain with valuable flexibility as we bring two important increments of low cost capacity in Trinidad and Chile to market over the next year.

Tight industry supply/demand fundamentals and the favourable methanol pricing environment has continued into the second quarter of 2004. The Methanex non-discounted reference prices for April 2004 are $249 per tonne ($0.75 per gallon) in the United States and $250 per tonne in Asia. In Europe, the second quarter 2004 contract transaction price increased by €10 and settled at €200 per tonne before discounts (US$242 per tonne at the time of settlement). Currently, spot prices in the United States are approximately $235-240 per tonne ($0.71 -0.72 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €185 per tonne ($225 per tonne). Prices in Asia are currently between $270 and $280 per tonne.

Liquidity and Capital Resources

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the first quarter of 2004 were $81 million compared with $111 million for the same period in 2003.

Our proportionate share of capital expenditures during the first quarter of 2004 for the Atlas methanol project was $20 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the first quarter was $4 million and our estimated remaining cash equity contribution to complete the construction of Atlas and fund a debt service reserve fund is approximately $27 million.

We are currently expanding our operations in Chile with the construction of Chile IV, an 840,000 tonne per year methanol facility, which is expected to be completed in early 2005. Capital expenditures for Chile IV during the first quarter of 2004 were $11 million, including capitalized interest of $3 million. At March 31, 2004, our estimated remaining expenditures to complete the construction of Chile IV were $122 million, including capitalized interest of $16 million.

During the first quarter of 2004 we repaid all of the limited recourse long-term debt related to the 850,000 tonne per year Titan methanol facility in Trinidad. The total repayment, including transaction costs, was $183 million. The repayment of this project debt is consistent with our track record for financial prudence and our balanced approach for using excess cash. The $14 million debt service reserve account related to Titan’s limited recourse long term debt, which was previously recorded in other assets, was released upon settlement of the debt.

During the first quarter of 2004 we paid a quarterly dividend of US$0.06 per share, or approximately $7 million.

We have excellent financial capacity and flexibility. Our cash balance at March 31, 2004 was $149 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $75 million for the three-year period to the end of 2006. We have the financial capacity to complete the capital maintenance spending program, fund the remaining equity contribution for Atlas and complete the construction of Chile IV. We also have the capacity to pursue new opportunities to enhance our strategic position in methanol.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 4

Short-term Outlook

We continue to operate in an environment of strong methanol prices and favourable industry fundamentals. In this environment we are continuing to focus on maximizing the value generated from our low-cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

April 21, 2004

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 5

Additional Information — Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.

Income before Unusual Items (after-tax) and Basic Income before Unusual Items (after-tax) Per Share

These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Basic income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the weighted average number of common shares outstanding.

The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax):

	2004	2003

	Three months	Three months	Three months
	ended	ended	ended
($ thousands, except number of shares and per share amounts)	March 31	December 31	March 31

Net income (loss)	$46,830	$(111,698)	$73,950
Add unusual item:
Asset restructuring charges (after-tax)	—	139,352	—

Income before unusual items (after-tax)	$46,830	$27,654	$73,950

Weighted average number of common shares outstanding (millions of shares)	121.2	119.7	125.9
Basic income before unusual items (after-tax) per share	$0.39	$0.23	$0.59

EBITDA

This supplemental non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	2004	2003

	Three months	Three months	Three months
	ended	ended	ended
($ thousands)	March 31	December 31	March 31

Cash flows from operating activities	$54,354	$95,357	$104,679
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	26,292	(32,093)	6,692
Other non-cash operating expenses	(1,634)	(7,419)	(2,934)
Asset restructuring charges – cash settlements	—	9,787	—
Interest expense	7,829	10,358	7,722
Interest and other income	(3,990)	(3,195)	(3,892)
Income taxes – current	10,500	8,783	11,506

EBITDA	$93,351	$81,578	$123,773

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Income	Three months ended
(unaudited)	March 31

(thousands of U.S. dollars, except number of shares and per share amounts)	2004	2003

Revenue	$387,171	$336,657
Cost of sales and operating expenses	293,820	212,884
Depreciation and amortization	20,064	23,074

Operating income before undernoted items	73,287	100,699
Interest expense (note 9)	(7,829)	(7,722)
Interest and other income	3,990	3,892

Income before income taxes	69,448	96,869
Income taxes:
Current	(10,500)	(11,506)
Future	(12,118)	(11,413)

	(22,618)	(22,919)

Net income	$46,830	$73,950

Weighted average number of common shares outstanding*	121,170,437	125,941,204
Diluted weighted average number of common shares outstanding*	122,381,507	129,517,079

*	number of common shares outstanding at March 31, 2004: 122,096,242 (March 31, 2003: 126,495,364)

Basic net income per common share	$0.39	$0.59
Diluted net income per common share	$0.38	$0.57

Consolidated Statements of Retained Earnings	Three months ended
(unaudited)	March 31

(thousands of U.S. dollars)	2004	2003

Retained earnings, beginning of period as previously reported	$284,316	$386,868
Adjustment for retroactive adoption of new accounting policies (note 1)	(5,277)	815

Retained earnings, beginning of period as restated	279,039	387,683
Net income	46,830	73,950
Dividend payments	(7,323)	(37,774)

Retained earnings, end of period	$318,546	$423,859

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 7

Methanex Corporation

Consolidated Balance Sheets	March 31	December 31
(unaudited)	2004	2003

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$149,283	$287,863
Receivables	237,994	220,871
Inventories	144,285	126,729
Prepaid expenses	13,672	14,852

	545,234	650,315
Property, plant and equipment (note 2)	1,296,928	1,320,227
Other assets	93,763	111,258

	$1,935,925	$2,081,800

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$188,282	$178,420
Current maturities on long-term debt and other long-term liabilities	13,145	33,026

	201,427	211,446
Long-term debt (note 4)	594,170	756,185
Other long-term liabilities	67,329	67,420
Future income taxes (note 5)	231,005	261,218
Shareholders’ equity:
Capital stock (note 6)	515,501	499,258
Contributed surplus (note 1)	7,947	7,234
Retained earnings (note 1)	318,546	279,039

	841,994	785,531

	$1,935,925	$2,081,800

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 8

Methanex Corporation

Consolidated Statements of Cash Flows	Three months ended
(unaudited)	March 31

(thousands of U.S. dollars)	2004	2003
Cash flows from operating activities:
Net income	$46,830	$73,950
Add non-cash items:
Depreciation and amortization	20,064	23,074
Future income taxes	12,118	11,413
Other	1,634	2,934

Cash flows from operating activities before undernoted changes	80,646	111,371
Receivables	(17,123)	(1,786)
Inventories	(19,349)	(16,815)
Prepaid expenses	1,180	5,044
Accounts payable and accrued liabilities	9,000	6,635
Utilization of prepaid natural gas	—	230

	54,354	104,679

Cash flows from financing activities:
Repayment of limited recourse long-term debt	(182,758)	—
Release of restricted cash (note 4)	14,258	—
Proceeds on issue of shares on exercise of stock options	16,243	3,758
Proceeds on issue of limited recourse long-term debt	4,260	11,968
Dividend payments	(7,323)	(37,774)
Repayment of other long-term liabilities	(3,913)	(860)

	(159,233)	(22,908)

Cash flows from investing activities:
Plant and equipment under construction or development	(31,331)	(40,311)
Property, plant and equipment	(3,232)	(5,229)
Accounts payable and accrued liabilities related to capital expenditures	862	7,292

	(33,701)	(38,248)

Increase (decrease) in cash and cash equivalents	(138,580)	43,523
Cash and cash equivalents, beginning of period	287,863	421,387

Cash and cash equivalents, end of period	$149,283	$464,910

Supplementary cash flow information:
Interest paid, net of capitalized interest	$25,262	$18,319
Income taxes paid	$5,205	$1,192

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2004

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

1.	Basis of presentation:

These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2003 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described below:

(a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at December 31, 2003 resulted in an increase to contributed surplus and a decrease to retained earnings of $7 million (December 31, 2002 — $3 million). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002. The restatement of the results for the three months ended March 31, 2003 resulted in an increase to cost of sales and operating expenses of $1 million. Compensation expense related to stock options for the three months ended March 31, 2004 is $1 million.

(b)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted the new CICA recommendations for accounting for asset retirement obligations, which include site restoration costs. The new standard requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The asset retirement obligation liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

This standard has been applied retroactively, with restatement of prior periods. This restatement resulted in a decrease to the accrual for site restoration and an increase to retained earnings of $2 million at December 31, 2003 and an increase to retained earnings of $4 million at December 31, 2002. The restatement of the results for the three months ended March 31, 2003 resulted in a reduction to operating income and net income by $0.6 million. For the three months ended March 31, 2004, the application of this standard resulted in a charge to operating income and net income of $0.4 million.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2004

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

2.	Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

March 31, 2004
Plant and equipment	$2,117,359	$1,252,988	$864,371
Plant and equipment under construction	409,171	—	409,171
Other	49,877	26,491	23,386

	$2,576,407	$1,279,479	$1,296,928

December 31, 2003
Plant and equipment	$2,157,513	$1,237,872	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,584,180	$1,263,953	$1,320,227

3.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in the second quarter of 2004.

The consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	March 31, 2004	December 31, 2003

Consolidated Balance Sheets:
Cash and cash equivalents	$5,432	$18,429
Other current assets	3,692	2,443
Property, plant and equipment	255,685	235,718
Other assets	5,996	5,996
Current liabilities	3,355	4,486
Limited recourse long-term debt	148,385	144,125

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003

Consolidated Statements of Cash Flows:
Cash inflows from financing activities	$4,260	$11,968
Cash outflows from investing activities	(22,347)	(21,992)

To March 31, 2004, the joint venture had no revenue and all expenditures were capitalized.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas, including capitalized interest and funding of a debt reserve fund, will be approximately $38 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. The Company estimates its future cash equity contribution to complete the construction of Atlas and fund the debt service reserve fund will be approximately $27 million.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2004

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

4.	Long-term debt:

Long-term debt includes $450 million of unsecured notes and the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture totaling $148 million. The limited recourse long-term debt of Atlas is described as limited recourse as it is secured only by the assets of the joint venture.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million. As a result of this repayment, the Company reclassified $14 million of restricted cash for a debt service reserve account from other assets to cash and cash equivalents.

5.	Future income taxes:

On acquisition of Titan Methanol Company in 2003, the Company recorded a future income tax liability based on uncertainty related to an interpretation of certain tax legislation. During the first quarter of 2004, the Company reviewed its accounting for the acquisition in light of recent events clarifying the tax legislation. As a result of this review, the Company recorded a balance sheet adjustment to reduce both future income taxes and property, plant and equipment by $42 million in the first quarter of 2004.

6.	Capital stock:

Changes in the capital stock of the Company during the period January 1, 2004 to March 31, 2004 were as follows:

	Number of
	Common Shares	Consideration

Balance, December 31, 2003	120,007,767	$499,258
Issued on exercise of stock options	2,088,475	16,243

Balance, March 31, 2004	122,096,242	$515,501

7.	Net income per share:

A reconciliation of the weighted average number of common shares is as follows:

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003

Denominator for basic net income per share	121,170,437	125,941,204
Effect of dilutive stock options	1,211,070	3,575,875

Denominator for diluted net income per share	122,381,507	129,517,079

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2004

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

8.	Stock-based compensation:

(a)	Stock options:

i)	Incentive stock options:

Common shares reserved for incentive stock options at March 31, 2004 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51
Granted	—	—	93,300	11.56
Exercised	(1,636,625)	11.26	(306,350)	6.80
Cancelled	—	—	(15,000)	8.40

Outstanding at March 31, 2004	3,046,150	$11.28	2,877,500	$7.71

As at March 31, 2004, 3,046,150 incentive stock options denominated in CAD$ and 1,065,950 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$11.28 and US$6.47, respectively.

ii)	Performance stock options:

Common shares reserved for performance stock options at March 31, 2004 are as follows:

	Number of Stock	Average Exercise
	Options	Price (CAD$)

Outstanding at December 31, 2003	875,200	$4.47
Exercised	(145,500)	4.47

Outstanding at March 31, 2004	729,700	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. As at March 31, 2004, 64,700 outstanding performance stock options have vested and are exercisable. The remaining 665,000 options will vest if the Company’s shares trade at or above CAD$20 per share.

iii)	Compensation expense related to stock options:

Compensation expense related to stock options included in cost of sales and operating expenses is $1 million for the three month period ended March 31, 2004 (2003 — $1 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk-free interest rate	3%	5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average grant date fair value per option ($US/share)	$3.63	$2.59

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2004

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

(b)	Deferred and restricted share units:

Deferred and restricted share units outstanding at March 31, 2004 are as follows:

	Number of	Weighted	Number of	Weighted
	Deferred Share	Average Fair	Restricted Share	Average Fair
	Units	Value (US$)	Units	Value (US$)

Outstanding at December 31, 2003	366,389	$11.53	500,640	$10.92
Granted	173,930	12.32	579,700	11.45
Dividend equivalents	2,860	12.32	5,610	11.13
Redeemed	(44,879)	12.32	(26,695)	11.13

Outstanding at March 31, 2004	498,300	$12.32	1,059,255	$11.13

As at March 31, 2004, a total of 1,059,255 restricted share units are outstanding, of which 476,480 will vest on December 1, 2005 and 582,775 will vest on December 1, 2006.

9.	Interest expense:

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003

Interest expense before capitalized interest	$14,764	$11,164
Less: capitalized interest	(6,935)	(3,442)

Interest expense	$7,829	$7,722

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 14

Quarterly History
(unaudited)	2004 Q1	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	1,227	4,933	1,328	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431
Purchased product	535	1,392	399	350	332	311	809	278	207	129	195
Commission sales[1]	—	254	—	—	55	199	725	197	188	183	157

	1,762	6,579	1,727	1,550	1,598	1,704	7,220	1,822	1,814	1,801	1,783

Methanol production (thousands of tonnes)
Chile	696	2,704	640	624	732	708	2,932	735	748	743	706
New Zealand	289	968	158	229	225	356	2,281	552	593	601	535
Canada	122	449	109	91	122	127	478	126	125	103	124
Trinidad[1]	190	577	222	202	153	—	—	—	—	—	—

	1,297	4,698	1,129	1,146	1,232	1,191	5,691	1,413	1,466	1,447	1,365

Methanol price[2]
($/tonne)	220	220	204	216	240	223	155	188	182	138	111
($/gallon)	0.66	0.66	0.61	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33
Per share information
Net income (loss)	0.39	0.01	(0.93)	(0.08)	0.38	0.59	0.18	(0.25)	0.46	0.12	(0.14)

[1]	Effective May 1, 2003 we acquired the remaining interest in the 850,000 tonne per year Titan methanol facility (“Titan”). Prior to May 1, 2003 we had a 10% interest in Titan and marketed its entire production on a commission basis.

[2]	Produced and purchased product.

METHANEX CORPORATION 2004 FIRST QUARTER REPORT 15